

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2007

Mr. Brian A. Hinchcliffe
President and Chief Executive Officer
Kirkland Lake Gold Inc.
Suite-300 570 Granville Street
Vancouver, British Columbia V6C3P1

> **Re:** **Kirkland Lake Gold Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2006**
> **Filed on September 19, 2006**
> **Response Letter Dated April 19, 2007**
> **Response Letter Dated May 1, 2007**
> **Response Letter Dated May 16, 2007**
> **File No. 000-49919**

Dear Mr. Hinchcliffe:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief